[LETTERHEAD OF COOLEY GODWARD KRONISH LLP]

December 23, 2009	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Ms. Suzanne Hayes
Mr. Michael Rosenthall

RE:	Jazz Pharmaceuticals, Inc.
Form S-1 Registration Statement
File No. 333-163333

Ladies and Gentleman:

On behalf of Jazz Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1, File No. 333-163333 (the “Registration Statement”). We are also sending two copies of this letter and the Amendment, marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 25, 2009, to the staff of the Commission (the “Staff”) in care of Mr. Riedler and Ms. Hayes.

The Amendment is being filed in response to the letter, dated December 22, 2009, received from the Staff with respect to the Registration Statement (the “Comment Letter”). Set forth below is the Company’s response to the Staff’s comments included in the Comment Letter (the “Comments”). For the Staff’s convenience, the Comments have been reproduced below.

1.	In an equity line financing conducted as an indirect primary offering, the total amount of securities issuable under the equity line agreement may represent no more than one-third of your company’s public float at the time of execution of the equity line agreement. It appears that you are attempting to register approximately 50% of your unaffiliated public float. Please limit the number of shares registered to one-third of your public float or less.

In response to the Staff’s Comment, the Company has limited the number shares registered on the Registration Statement to one-third of its public float (which, as of the date hereof, is 11,840,183 shares), and has updated the Registration Statement and prospectus accordingly. The Company respectfully advises the Staff that as of the date hereof, the total number of outstanding shares of the Company’s common stock is 31,255,274 shares, of which 19,415,091 shares are held by persons or entities (or such persons or entities have voting or investment power with respect to such shares) that the Company has concluded are affiliates of the Company.

U.S. Securities and Exchange Commission

December 23, 2009

Page Two

2.	Please expand your Risk Factor disclosure to include disclosure related to the following risks:

•	The dilutive effect of the formula or pricing mechanism;

•	The likelihood that your company will have access to the full amount available to you under the equity line agreement; and

•	If Kingsbridge intends on engaging in short selling activities including selling during the pricing period, a discussion of the effect of short selling on your company’s market price.

In response to the Staff’s Comment, the Company has added a risk factor beginning on page 29 of the prospectus to discuss the dilutive effect of the pricing structure under the committed equity financing facility (the “CEFF”) with Kingsbridge, and has revised the current risk factor entitled “Future sales of our common stock in the public market could cause our stock price to fall” beginning on page 28 of the prospectus to include disclosure relating to the likelihood that the Company will be able to access the full amount under the CEFF. With respect to the final bullet point in the Staff’s Comment, the Company respectfully advises the Staff that Kingsbridge is not contractually permitted to engage in short selling of the Company’s securities during the term of the CEFF, as disclosed on page 4 of the prospectus and as provided for under Section 5.6 of the Common Stock Purchase Agreement by and between the Company and Kingsbridge (the “Purchase Agreement”). The Company also respectfully notes that the first full paragraph on page 29 of the prospectus discusses the potential effect on the market price of the Company’s common stock due to the perceived risk of dilution from sales of the Company’s common stock to or by Kingsbridge, including as a result of potentially encouraging short selling by market participants.

3.	We note that the cover page of your prospectus implies that Kingsbridge’s obligations under the equity line agreement are transferrable. However, if Kingsbridge can transfer its interest prior to the Registrant’s exercise of a put, the Kingsbridge is not irrevocably bound under the agreement, the registration statement does not identify the proper selling shareholder and the registration statement may not cover sales by the transferees of the shares. Please remove the reference of transferees from the registration statement. If your investment agreement permits the transfer of the obligation, please withdraw your registration statement and renegotiate your agreement. You can refile the registration statement after the agreement has been renegotiated.

In response to the Staff’s Comment, the Company respectfully advises the Staff that Kingsbridge’s obligations under the equity line agreement are not transferable. In this regard, the Company respectfully notes that Section 10.5 of the Purchase Agreement expressly (and flatly) prohibits the assignment of the Purchase Agreement or any of the rights of the Company (including the right to put shares to Kingsbridge) or the rights of Kingsbridge to any other person or entity. In this regard, the Company has revised the disclosure on the cover page of the prospectus and on page 44 of the prospectus to remove the references to transferees from the prospectus and the registration statement.

U.S. Securities and Exchange Commission

December 23, 2009

Page Three

Please note that, in order to have the ability to access capital under the CEFF with Kingsbridge in a timely manner, the Company would greatly appreciate the Staff’s assistance in causing the Registration Statement to be declared effective by no later than December 31, 2009. In connection with its request for acceleration of effectiveness, the Company will furnish the acknowledgement letter requested in the Comments.

Please do not hesitate to contact me at (650) 843-5654 if the Staff requires any additional information prior to consenting to acceleration of effectiveness or if there is anything that I or the Company can do to facilitate your review.

Best Regards,

/s/ CHADWICK L. MILLS

Chadwick L. Mills

cc:	Carol A. Gamble, Esq., Jazz Pharmaceuticals, Inc.
PJ Honerkamp, Esq., Jazz Pharmaceuticals, Inc.
Suzanne Sawochka Hooper, Esq., Cooley Godward Kronish LLP